DESCARTES ANNOUNCES FISCAL 2020 SECOND QUARTER RESULTS
Record Revenues and Income from Operations

WATERLOO, Ontario — September 4, 2019 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2020 second quarter (Q2FY20). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our customers are facing a more dynamic business environment than ever, with global trade regulations changing on a daily basis and economic conditions in constant flux,” said Edward J. Ryan, Descartes’ CEO. “This creates opportunities for companies that can react quickly with timely, reliable information and challenges for those that cannot.  Our continued investments in our Global Logistics Network are helping our customers successfully navigate this environment, and in turn our customers continue to do more business with us, which is reflected in our strong financial results.”

Q2FY20 Financial Results
As described in more detail below, key financial highlights for Descartes’ Q2FY20 included:
•	Revenues of $80.5 million, up 20% from $67.1 million in the second quarter of fiscal 2019 (Q2FY19) and up 3% from $78.0 million in the previous quarter (Q1FY20);
•
Revenues were comprised of services revenues of $71.4 million (89% of total revenues), professional services and other revenues of $8.0 million (10% of total revenues) and license revenues of $1.1 million (1% of total revenues). Services revenues were up 20% from $59.7 million in Q2FY19 and up 7% from $67.0 million in Q1FY20;

•	Cash provided by operating activities of $26.9 million, up 48% from $18.2 million in Q2FY19 and up 15% from $23.4 million in Q1FY20;
•	Income from operations of $13.1 million, up 30% from $10.1 million in Q2FY19 and up 10% from $11.9 million in Q1FY20;
•	Net income of $8.6 million, up 1% from $8.5 million in Q2FY19 and up 18% from $7.3 million in Q1FY20;
•	Earnings per share on a diluted basis of $0.10, compared to $0.11 in Q2FY19 and $0.09 in Q1FY20; and
•
Adjusted EBITDA of $30.2 million, up 32% from $22.8 million in Q2FY19 and up 5% from $28.7 million in Q1FY20. Adjusted EBITDA as a percentage of revenues was 38%, compared to 34% in Q2FY19 and 37% in Q1FY20.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY20	Q1 FY20	Q4 FY19	Q3 FY19	Q2 FY19
Revenues	80.5	78.0	71.0	70.0	67.1
Services revenues	71.4	67.0	62.9	61.1	59.7
Gross margin	74%	74%	73%	73%	73%
Cash provided by operating activities	26.9	23.4	21.8	19.2	18.2
Income from operations	13.1	11.9	10.6	10.8	10.1
Net income	8.6	7.3	7.9	7.9	8.5
Net income as a % of revenues	11%	9%	11%	11%	13%
Earnings per diluted share	0.10	0.09	0.10	0.10	0.11
Adjusted EBITDA	30.2	28.7	25.0	24.0	22.8
Adjusted EBITDA as a % of revenues	38%	37%	35%	34%	34%

Year-to-Date Financial Results
As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2019 (1HFY20) included:
•	Revenues of $158.5 million, up 18% from $134.1 million in the same period a year ago (1HFY19);
•
Revenues were comprised of services revenues of $138.4 million (87% of total revenues), professional services and other revenues of $16.7 million (11% of total revenues) and license revenues of $3.4 million (2% of total revenues). Services revenues were up 18% from $117.5 million in 1HFY19;

•	Cash provided by operating activities of $50.4 million, up 36% from $37.1 million in 1HFY19;
•	Income from operations of $25.0 million, up 26% from $19.9 million in 1HFY19;
•	Net income of $15.9 million, up 3% from $15.5 million in 1HFY19. Net income as a percentage of revenues was 10%, compared to 12% in 1HFY19;
•	Earnings per share on a diluted basis of $0.20, consistent with 1HFY19; and
•	Adjusted EBITDA of $58.9 million, up 31% from $44.9 million in 1HFY19. Adjusted EBITDA as a percentage of revenues was 37%, compared to 33% in 1HFY19.

The following table summarizes Descartes’ results in the categories specified below over 1HFY20 and 1HFY19 (unaudited, dollar amounts in millions):

	1HFY20	1HFY19
Revenues	158.5	134.1
Services revenues	138.4	117.5
Gross margin	74%	73%
Cash provided by operating activities	50.4	37.1
Income from operations	25.0	19.9
Net income	15.9	15.5
Net income as a % of revenues	10%	12%
Earnings per diluted share	0.20	0.20
Adjusted EBITDA	58.9	44.9
Adjusted EBITDA as a % of revenues	37%	33%

Cash Position
At July 31, 2019, Descartes had $27.4 million in cash. Cash decreased $2.1 million in Q2FY20 and increased $0.1 million in 1HFY20. The table set forth below provides a summary of cash flows for Q2FY20 and 1HFY20 in millions of dollars:

	Q2FY20	1HFY20
Cash provided by operating activities	26.9	50.4
Additions to property and equipment	(1.0)	(2.4)
Acquisitions of subsidiaries, net of cash acquired	(40.4)	(280.3)
Proceeds from borrowing on credit facility	43.8	285.0
Credit facility repayments	(267.9)	(287.9)
Payment of debt issuance costs	(0.4)	(1.8)
Issuances of common shares, net of issuance costs	237.1	237.8
Effect of foreign exchange rate on cash	(0.2)	(0.7)
Net change in cash	(2.1)	0.1
Cash, beginning of period	29.5	27.3
Cash, end of period	27.4	27.4

Acquisition of CORE
On May 10, 2019, Descartes acquired Core Transport Technologies NZ Limited (“CORE”), an electronic transportation network that provides global air carriers and ground handlers with shipment scanning and tracking solutions. The purchase price for the acquisition was approximately $21.8 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility. Additional contingent consideration of up to $9.0 million in cash is payable if certain revenue performance targets are met by CORE in the two years following the acquisition.

Public Offering
On June 10, 2019, Descartes completed a public offering of common shares in the United States and Canada at a price of $35.50 per common share pursuant to a short-form base shelf prospectus and related prospectus supplement filed in connection with the offering. The total offering of 6,900,000 common shares included the exercise in full by the underwriters of a 15% over-allotment option, for aggregate gross proceeds to Descartes of $245.0 million. Net proceeds to Descartes were approximately $236.6 million once expenses associated with the offering were deducted inclusive of the related deferred tax benefit on share issuance costs.

Acquisition of STEPcom
On June 27, 2019, Descartes acquired Tegmento AG and Contentis AG (collectively, “STEPcom”), a Business-to-Business supply chain integration network based in Switzerland. The purchase price for the acquisition was approximately $18.6 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility.

Acquisition of BestTransport
On August 20, 2019, Descartes acquired all the shares of BestTransport.com, Inc. (“BestTransport”), a cloud-based transportation management system provider focused on flatbed-intensive manufacturers and distributors. The purchase price for the acquisition was approximately $11.7 million, net of cash acquired, which was funded from drawing on Descartes’ existing credit facility.

Descartes Evolution — 2020 User Group Conference
Descartes will be hosting Descartes Evolution at The Diplomat Beach Resort in Ft. Lauderdale,  Florida from Tuesday, March 17 to Thursday, March 19, 2020. Descartes Evolution is Descartes’ pinnacle event where customers and partners from around the world get together to network with other Descartes users, meet the Descartes product management team, provide input on Descartes' product development plans, and learn more about Descartes solutions and how to improve their operations. Information on the event is available at the following site:
https://www.descartes.com/usergroup.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, September 4. Designated numbers are +1 888 465-5079 for North America and  +1 416 216-4169 for international, using Passcode 8740195#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until September 11, 2019, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 8740195#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' growth in margins and generation of cash; continued growth and acquisitions; rate of profitable growth; demand for Descartes' solutions; growth of Descartes' Global Logistics Network; customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; the impact on Descartes' business of a global economic downturn; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed three acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY20 Q1FY20, Q4FY19, Q3FY19 and Q2FY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q2FY20	Q1FY20	Q4FY19	Q3FY19	Q2FY19
Net income, as reported on Consolidated Statements of Operations	8.6	7.3	7.9	7.9	8.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.4	2.2	0.5	0.6	0.5
Investment income	-	(0.1)	(0.1)	-	-
Income tax expense	3.1	2.5	2.4	2.3	1.2
Depreciation expense	1.1	0.9	1.5	1.1	1.0
Amortization of intangible assets	14.1	12.8	10.3	10.4	10.0
Stock-based compensation and related taxes	1.3	1.0	1.0	1.2	1.0
Other charges	0.6	2.1	1.5	0.5	0.6
Adjusted EBITDA	30.2	28.7	25.0	24.0	22.8

Revenues	80.5	78.0	71.0	70.0	67.1
Net income as % of revenues	11%	9%	11%	11%	13%
Adjusted EBITDA as % of revenues	38%	37%	35%	34%	34%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for 1HFY20 and 1HFY19, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	1HFY20	1HFY19
Net income, as reported on Consolidated Statements of Operations	15.9	15.5
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	3.6	1.0
Investment income	(0.1)	(0.1)
Income tax expense	5.6	3.5
Depreciation expense	2.0	2.0
Amortization of intangible assets	26.9	19.5
Stock-based compensation and related taxes	2.3	1.8
Other charges	2.7	1.7
Adjusted EBITDA	58.9	44.9

Revenues	158.5	134.1
Net income as % of revenues	10%	12%
Adjusted EBITDA as % of revenues	37%	33%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	July 31,	January 31,
	2019	2019 (Audited)
ASSETS
CURRENT ASSETS
Cash	27,362	27,298
Accounts receivable (net)
Trade	32,882	31,493
Other	5,582	4,331
Prepaid expenses and other	10,573	9,027
Inventory	153	95
	76,552	72,244
OTHER LONG-TERM ASSETS	12,016	10,510
PROPERTY AND EQUIPMENT, NET	15,625	12,612
RIGHT-OF-USE ASSETS	13,162	-
DEFERRED INCOME TAXES	22,101	3,598
INTANGIBLE ASSETS, NET	278,011	176,192
GOODWILL	522,637	378,178
	940,104	653,334
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	4,492	5,147
Accrued liabilities	33,173	29,392
Lease obligations	3,966	-
Income taxes payable	2,090	1,592
Deferred revenue	43,897	34,236
	87,618	70,367
LONG-TERM DEBT	22,755	25,464
LONG-TERM LEASE OBLIGATIONS	9,603	-
LONG-TERM DEFERRED REVENUE	999	855
LONG-TERM INCOME TAXES PAYABLE	7,630	7,634
DEFERRED INCOME TAXES	15,119	15,507
	143,724	119,827

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,125,956 at July 31, 2019 (January 31, 2019 – 76,864,866)	523,383	276,753
Additional paid-in capital	456,784	454,722
Accumulated other comprehensive loss	(26,913)	(25,201)
Accumulated deficit	(156,874)	(172,767)
	796,380	533,507
	940,104	653,334

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2019	2018	2019	2018

REVENUES	80,540	67,115	158,544	134,133
COST OF REVENUES	21,137	17,961	40,993	36,545
GROSS MARGIN	59,403	49,154	117,551	97,588
EXPENSES
Sales and marketing	10,035	9,328	20,167	18,464
Research and development	13,358	11,870	26,086	23,807
General and administrative	8,228	7,160	16,706	14,084
Other charges	600	581	2,664	1,721
Amortization of intangible assets	14,102	10,003	26,879	19,555
	46,323	38,942	92,502	77,631
INCOME FROM OPERATIONS	13,080	10,212	25,049	19,957
INTEREST EXPENSE	(1,444)	(519)	(3,603)	(1,065)
INVESTMENT INCOME	41	46	112	100
5.INCOME BEFORE INCOME TAXES	11,677	9,739	21,558	18,992
INCOME TAX EXPENSE
Current	1,626	1,142	3,361	3,086
Deferred	1,478	99	2,304	422
	3,104	1,241	5,665	3,508
NET INCOME	8,573	8,498	15,893	15,484
EARNINGS PER SHARE
Basic	0.11	0.11	0.20	0.20
Diluted	0.10	0.11	0.20	0.20
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	81,049	76,816	79,132	76,805
Diluted	82,245	77,781	80,287	77,714

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2019	2018	2019	2018
OPERATING ACTIVITIES
Net income	8,573	8,498	15,893	15,484
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,075	1,014	1,967	1,921
Amortization of intangible assets	14,102	10,003	26,879	19,555
Stock-based compensation expense	1,325	1,001	2,264	1,734
Other non-cash operating activities	182	(40)	11	(70)
Deferred tax expense	1,478	99	2,304	422
Changes in operating assets and liabilities:		-		-
Accounts receivable
Trade	2,723		5,383
Other	(629)	835	(1,058)	(1,040)
Prepaid expenses and other	1,368	(644)	(2,116)	(419)
Inventory	(33)	(575)	(36)	(2,250)
Accounts payable	(1,879)	32	(1,591)	50
Accrued liabilities	(2,639)	(1,665)	1,140	2,372
Income taxes payable	151	1,418	351	354
Operating leases	27	(1,776)	410	(1,596)
Deferred revenue	1,097	39	(1,445)	575
Cash provided by operating activities	26,921	18,239	50,356	37,092
INVESTING ACTIVITIES
Additions to property and equipment	(997)	(982)	(2,395)	(1,947)
Acquisition of subsidiaries, net of cash acquired	(40,472)	(26,107)	(280,335)	(58,489)
Cash used in investing activities	(41,469)	(27,089)	(282,730)	(60,436)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	43,809	25,348	285,015	58,515
Credit facility repayments	(267,930)	(17,927)	(287,862)	(35,537)
Payment of debt issuance costs	(432)	-	(1,814)	-
Issuance of common shares for cash, net of issuance costs	237,071	(88)	237,803	365
Cash provided by financing activities	12,518	7,333	233,142	23,343
Effect of foreign exchange rate changes on cash	(158)	(625)	(704)	(1,076)
(Decrease) increase in cash	(2,188)	(2,142)	64	(1,077)
Cash, beginning of period	29,550	36,210	27,298	35,145
Cash, end of period	27,362	34,068	27,362	34,068